Exhibit (d)(17)

CALAMOS INVESTMENT TRUST

July 9, 2019

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust has established an additional sub-trusts, designated Calamos Timpani SMID Growth Fund (“Timpani SMID Growth Fund”, or the “New Fund”) and have appointed you as Manager to act as manager and investment adviser to the New Fund on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to the New Fund shall be calculated as follows:

The base fee rate shall be at the annual rate of 0.95% of the first $500 million of the average daily net assets; 0.85% of the next $500 million of the average daily net assets; and 0.80% in excess of $1 billion; and

Please sign below to evidence the acceptance of your appointment as Manager for the New Fund designated Calamos Timpani SMID Growth Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By:	/s/ J. Christopher Jackson
J. Christopher Jackson Secretary

Appointment as Manager for the New Fund designated Calamos Timpani SMID Growth Fund, as set forth above and in the Agreement is accepted this _9th _ day of July, 2019.

CALAMOS ADVISORS LLC

By:	/s/ Thomas E. Herman
Thomas E. Herman Chief Financial Officer